_

Consolidated Financial Statements

Nine Months ended 31 March 2005

(Unaudited – Prepared by Management)

CREW GOLD CORPORATION Consolidated Balance Sheet (Expressed in thousands of US dollars, except per share amounts) (Unaudited – prepared by management)
ASSETS	March 31, 2005	June 30,2004
CURRENT Cash Accounts Receivable Prepaid Expenses Inventories Due from Metorex Ltd Investment in Metorex Ltd Investment in Asia Pacific Resources	$ 10,230 5,733 393 3,644 568 190 -	$ 1,994 216 769 3,547 399 1,619 42
	$ 20,758	$ 8,586

NALUNAQ PROPERTY, PLANT & EQUIPMENT (Note 3)	56,273	53,454
INVESTMENT IN & ADVANCES TO BARBERTON MINES LTD	7,604	7,144
OTHER MINERAL PROPERTY INTERESTS (Note 4)	3,935	3,308
OTHER ASSETS	2,050	1,884
	$ 90,620	$ 74,376

LIABILITIES
CURRENT Accounts Payable & Accrued Liabilities	$ 7,430	$ 7,648
	7,430	7,648
REHABILITATION PROVISION	508	574
CONVERTIBLE BONDS	3,075	14,048
BOND LIABILITIES (Note 5)	23,669	-
FUTURE INCOME TAXES	2,481	2,481
NON-CONTROLLING INTEREST	2,125	2,855
	$ 39,288	$ 27,606

SHAREHOLDERS’ EQUITY
Share Capital (Note 6) Equity Component of Convertible Bonds Share Purchase Warrants Contributed Surplus Deficit Cumulative Translation Adjustment	130,524 76 404 384 (80,115) 59	116,467 553 404 176 (72,105) 1,275
	51,332	46,770
	$ 90,620	$ 74,376

ON BEHALF OF THE BOARD:

Signed

     “William R .LeClair”

 Director

Signed

          “Jan A. Vestrum”

Director

CREW GOLD CORPORATION Consolidated Statements of Loss and Deficit (Expressed in thousands of US dollars, except per share amounts) (Unaudited – prepared by management)
	Three Months Ended March 31		Nine Months Ended March 31
	2005	2004	2005	2004
MINERAL SALES DIRECT COSTS OF MINERAL SALES AMORTIZATION	$ 4,804 (5,309) (1,360)	$ - - -	$ 18,244 (15,133) (3,746)	$ - - -
	(1,865)	-	(635)	-

EXPENSES
Administration, Office & General - Mining - Central Professional Fees	$ (898) (1,188) (315)	$ - (1,111) (74)	$ (2,756) (2,387) (672)	$ - (3,054) (521)
Administration, Office & General Professional Fees	$ (2,086) (315)	$ (1,111) (74)	$ (5,143) (672)	$ (3,054) (521)
	(2,401)	(1,185)	(5,815)	(3,575)
OTHER INCOME (EXPENSES)

Equity Earnings from Investment in Barberton Mines Ltd

Gain (loss) on Investment in Metorex Ltd

Gain (loss) on sale of Asia Pacific Resources Ltd

Gain (loss) on geothermal asset

Interest & Finance Charges

Stock Option Expense (Note 2 (e))

Foreign Exchange Gain (loss)

Interest & Other Income, net

	$ 722 410 - - (787) (95) - -	$ 53 - - - (628) - (9) 25	$ 694 597 - - (3,525) (222) - 166	$ 490 136 522 983 (1,165) - 116 439
	250	(453)	(2,290)	1,521

LOSS BEFORE NON-CONTROLLING INTEREST	$ (4,016)	$ (1,744)	$ (8,740)	$ (2,054)
NON-CONTROLLING INTEREST	758	77	730	59
NET LOSS	(3,258)	(1,667)	(8,010)	(1,995)
DEFICIT, BEGINNING OF PERIOD	(76,857)	(69,836)	(72,105)	(69,508)
DEFICIT, END OF PERIOD	(80,115)	(71,503)	(80,115)	(71,503)

LOSS PER SHARE-BASIC & DILUTED	$ (0.02)	$ (0.01)	$ (0.05)	$ (0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	175,334,293	151,513,870	164,503,548	140,326,395

CREW GOLD CORPORATION Consolidated Statements of Cash Flow (Expressed in thousands of dollars) (Unaudited – prepared by management)
	Three Months Ended March 31		Nine Months Ended March 31
OPERATING ACTIVITIES	2005	2004	2005	2004

Net Loss

Add (deduct) Items not Affecting Cash:

Amortization

Equity Earnings from Investment in Barberton Mines Ltd

Gains on Investment in Metorex Ltd

Gain on Sale of Geothermal Asset

Gain on Sale of Investment in Asia Pacific Resources Ltd

Stock Option Expense

Non-Controlling Interest

Other

Change in Non-Cash Operating Working Capital Items

	$ (3,258) 1,360 (722) (410) - - 95 (758) - (3,218)	$ (1,667) - (53) - - - - (77) 4 (826)	$ (8,010) 3,746 (694) (597) - - 222 (730) - (5,456)	$ (1,995) - (490) (136) (983) (522) - (59) (86) 1,211
	$ (6,911)	$ (2,619)	$ (11,519)	$ (3,060)
FINANCE ACTIVITIES
Net Proceeds from Bonds Issuance of Common Shares for Cash Issuance of Share Purchase Warrants Repayments of Amount Due From Metorex Ltd Dividends Received	$ - 32 - - -	$ - 804 - 51 -	$ 23,670 1,126 - - -	$ 15,306 1,429 78 101 40
	$ 32	$ 855	$ 24,796	$ 16,954
INVESTING ACTIVITIES

Proceeds on Disposal of Investment in Metorex Ltd

Proceeds on Disposal of Investment in Asia Pacific Resources Ltd

Proceeds on Disposal of Geothermal Asset

Investment in Nalunaq Mineral Property Interests

Expenditures on Other Mineral Property Interests

Other

	$ 690 - - (2,730) (239) 829	$ - - - (2,291) (112) (35)	$ 2,119 60 - (6,973) (627) 380	$ 849 1,703 173 (15,056) (558) (187)
	$ (1,450)	$ (2,438)	$ (5,041)	$ (13,076)

NET CASH (OUTFLOW) INFLOW CASH POSITION, BEGINNING OF PERIOD	$ (8,329) 18,559	$ (4,202) 9,993	$ 8,236 1,994	$ 818 4,973
CASH POSITION, END OF PERIOD	$ 10,230	$ 5,791	$ 10,230	$ 5,791

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For nine months ended March 31, 2005

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

1.

Description of Business and Continuing Operations

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects world-wide.  At present, Crew operates a high-grade gold mining operation in Greenland and controls development projects in Greenland, Norway, Ghana and the Philippines.  The Company’s shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

2.

Significant Accounting Policies and Basis of Presentation

(a)  Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended June 30, 2004, except as noted below. These financial statements do not include all of the disclosure required by Canadian GAAP for annual financial statements and should be read in conjunction with the notes to the Company’s audited financial statements for the year ended June 30, 2004.

In management’s opinion, all adjustments considered necessary for fair presentation have been included in these statements.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at March 31, 2005 are as follows:

Subsidiary

% interest

Nalunaq Gold Mine A/S (Greenland) (“Nalunaq”)

82.5%

Crew Minerals AS (formerly Crew Norway AS)

100%

Hwini-Butre Minerals Ltd. (Ghana)

100%

(a)

Functional Currency

Effective July 1, 2004, the Company changed its functional currency from the Canadian (“CAD”) dollar to the United States (“US”) dollar.  The change was necessary due to the fact that during the quarter ended September 30, 2004 the Nalunaq Gold Mine completed its development and commenced its commercial mining operations.  Revenues and direct costs for the Nalunaq Mine are now principally denominated in U.S. dollars.  Accordingly, the Company considered the results for the Group would be more fairly reflected by adopting the U.S. dollar as its functional currency.  The Company also adopted the U.S dollar as its reporting currency.

The comparative numbers for the nine months ended March 31, 2004, including supplementary information were translated using the current method of translation.  Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the exchange rate for the period of U.S. $1.00 = CAD $1.34331.  Assets and liabilities were translated at period end rates of U.S $1.00 = CAD $1.3453.  All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders’ equity.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For nine months ended March 31, 2005

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

2.

Significant Accounting Policies and Basis of Presentation (continued)

(c)   Revenue recognition

Revenue from mineral sales is based on the value of minerals sold, excluding value added tax, and is recognized at the time that mineral ore is delivered to the customer, title and risks of ownership have passed, collection is reasonably assured and the price is reasonably determinable.

Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

(d)   Provision for reclamation and closure

Effective July 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognised in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine.  The effect of this charge was to record a reclamation liability and related asset in the amount of $485,000 at July 1, 2003. There was no material impact on the Company’s consolidated net loss or opening deficit.

(e)     Stock options

Effective July 1, 2003 the Company adopted the new recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”.   Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation cost related to stock options granted after July 1, 2003 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after July 1, 2003. The amended recommendations have been applied prospectively from July 1, 2003 without restatement of prior periods.

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 67% (2004 – 66%), an annual risk free interest rate of 3% (2004 – 3.9%) and expected lives of three years (2004 – one or five years).

(f)     Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For nine months ended March 31, 2005

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

3.

Nalunaq Mineral Property Interest

The following table shows the continuity of the Nalunaq mineral property interest:

	March 31, 2005	June 30,2004
Balance, beginning of Period Movements in the Period Expenditures incurred during the period Amounts recovered from the stockpile Costs of processing and shipping stockpile	$ 53,454 6,973 (1,234) 826	$ 33,550 23,416 (5,364) 1,852
Net Movement Amortization and Depreciation	$ 60,019 $ (3,746)	$ 53,454 $ -
Balance, End of Period	$ 56,273	$ 53,454

The components of the Nalunaq mineral property, plant and equipment are as follows:

	March 31, 2005		June 30, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost & Net Book Value
Buildings, Plant & Equipment Mining Property & Development Cost	$ 16,480 43,539	$ (996) (2,750)	$ 15,484 40,789	$ 13,811 39,643
Total Nalunaq Property, Plant & Equipment	$ 60,019	$ (3,746)	$ 56,273	$ 53,454

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For nine months ended March 31, 2005

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

4.

Other Mineral Property Interests

The Hwini-Butre gold concession (“the HB Gold Concession”) is a gold exploration project in south-western Ghana. Hwini-Butre Minerals Ltd (“HBM”), a 100%-owned Ghanaian subsidiary of Crew Development Corporation, owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd (“St Jude”) (TSX Venture Exchange: SJD), owns 49% of the HB Gold Concession.

During the year ended June 30, 2004, a judgement relating to a legal dispute instituted by HBM to finalize certain title disputes was unexpectedly issued against HBM. The judgement was appealed immediately to the Court of Appeal.

Management believes the judgement to be in error and will pursue vigorously an appeal.  Management believes an appeal will be successful and consequently no impairment provision has been made against the carrying value of the Hwini-Butre gold concession.  At March 31, 2005 the carrying value of this investment was $2.4 million.

5.

Bond Liabilities

On October 27, 2004, the Company issued through a private placement a NOK 150 million ($23.4 million) five-year Senior Unsecured Bond Issue.  The bonds were issued in denominations of NOK 500,000 and rank pari passu.

The bonds bear a fixed interest rate of 9.5% payable semi-annually in arrears.  The loan was drawn down on October 27, 2004 and will run without installments and mature in whole on October 27, 2009.  The Company may redeem the loan, wholly or partially on October 27, 2007 at a price of 103.0% of the par value or on October 27, 2008 at 101.5% of the par value.

Costs associated with the issue of the bonds have been capitalized and will be amortized over the period of the bonds.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For nine months ended March 31, 2005

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

6.

Share Capital

(a)

Details of changes in the issued share capital since June 30, 2004 are as follows:

SHARE CAPITAL	Number of Shares	Amount
Balance at 30 June 2004 Issued During the Period: Issued on Conversion of Convertible Bonds Issued for Cash on Exercise of Stock Options & Warrants	$ 151,119,849 22,666,667 1,600,000	$ 116,467,141 12,929,904 1,126,586
Balance, March 31, 2005	$ 175,386,516	$ 130,523,631

(a)

Share options:

Share options outstanding at March 31, 2005 are as follows:

Number of Share Options Outstanding	Expiry Date	Weighted Average Exercise Price
1,900,000 500,000 680,000 500,000 200,000 250,000 525,000 250,000 250,000 250,000	March 6, 2007 November 2, 2007 June 26, 2005 July 22, 2008 August 12, 2008 September 2,2008 October 23, 2008 March 10, 2009 October 6, 2010 October 6, 2010	$ 0.30 0.25 0.99 0.31 0.41 0.62 0.63 0.89 0.95 1.01
5,305,000		$ 0.53

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For nine months ended March 31, 2005

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

7.

Segmented Information

The Company manages its commercial mining operations by the type of commodity produced.  Following the commencement of commercial production at Nalunaq, management considers the Company operates in two particular segments.  These are Gold Mining and Exploration and Development of gold concessions and other mineral properties.

Segment information for the nine month period ended March 31, 2005 and the year ended June 30, 2004 is as follows:

(a)

Results by activity

	Nine Months Ended March 31, 2005
	Gold Mining	Exploration & Development	Corporate Items	Total
Mineral Sales Cost of Sales Depreciation & Depletion Interest & Finance Charges Other Admin, Office & General Expenses Professional Fees Other Corporate Items	18,244 (15,133) (3,746) (254) (2,756) (270) -	- - - - - - -	- - - (3,271) (2,387) (402) 1,235	18,244 (15,133) (3,746) (3,525) (5,143) (672) 1,235
Loss Before Tax and Non-Controlling Interest	(3,915)	-	(4,825)	(8,740)
Additions to Capital Assets	6,973	627	-	6,973

	Three Months Ended March 31, 2005
	Gold Mining	Exploration & Development	Corporate Items	Total
Mineral Sales Cost of Sales Depreciation & Depletion Interest & Finance Charges Other Admin, Office & General Expenses Professional Fees Other Corporate Items	4,804 (5,309) (1,360) (102) (898) (10) -	- - - - - - -	- - - (685) (1,188) (295) 1,037	4,804 (5,309) (1,360) (787) (2,086) (315) 1,037
Loss Before Tax and Non-Controlling Interest	(2,875)	-	(1,131)	(4,016)
Additions to Capital Assets	2,730	239	-	2,730

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For nine months ended March 31, 2005

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

7.

Segmented Information (Continued)

(b)

Results by activity (continued)

	Nine Months Ended March 31, 2004
	Gold Mining	Exploration & Development	Corporate Items	Total
Mineral Sales Cost of Sales Depreciation & Depletion Interest & Finance Charges Other Admin, Office & General Expenses Professional Fees Other Corporate Items	- - - - - - -	- - - - - - -	- - - (1,165) (3,054) (521) 2,686	- - - (1,165) (3,054) (521) 2,686
Loss Before Tax and Non-Controlling Interest	-	-	(2,054)	(2,054)
Additions to Capital Assets	-	15,056	-	15,056

	Three Months Ended March 31, 2004
	Gold Mining	Exploration & Development	Corporate Items	Total
Mineral Sales Cost of Sales Depreciation & Depletion Interest & Finance Charges Other Admin, Office & General Expenses Professional Fees Other Corporate Items	- - - - - - -	- - - - - - -	- - - (628) (1,111) (74) 69	- - - (628) (1,111) (74) 69
Loss Before Tax and Non-Controlling Interest	-	-	(1,744)	(1,744)
Additions to Capital Assets	-	2,291	-	2,291

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For nine months ended March 31, 2005

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

(a)

Results by geographical segment

Nine Months Ended
	March 31, 2005	March 31, 2004
Greenland Africa Europe Philippines Corporate	$ (3,915) - - - (4,825)	$ - - - - (2,054)
	$ (8,740)	$ (2,054)

( c)

Capital assets by activity

	March 31, 2005	June 30, 2004
Gold Mining Exploration and Development Corporate	$ 56,273 3,935 121	$ 53,454 3,308 65
	$ 60,329	$ 56,827

(d)

Capital assets by geographical segment

	March 31, 2005	June 30, 2004
Greenland Africa Europe Philippines	$ 57,455 2,390 65 419	$ 54,252 2,390 65 120
	$ 60,329	$ 56,827

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For nine months ended March 31, 2005

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

8.

Subsequent Events

(a)

Proposed acquisition of Apex Mining Company

On February 11, 2005 the Company announced it had reached agreement, in a joint venture with local companies, to acquire 72.5% of the issued capital of the Philippine- based Apex Mining Company for a total consideration of US$7 million in cash.

Due diligence work commenced immediately and subject to its satisfactory conclusion, the acquisition should be completed by the end of the fiscal year.

(b)

Sale of Shares in Seqi Olivine AS

On April 1, 2005 the Company announced that an agreement to sell all of its shares in Seqi Olivine A/S to Minelco AB had been signed on March 31, 2005. Minelco is a subsidiary of the Swedish industrial metals group LKAB. The purchase price consists of a cash payment of US $10 million to be paid upon closing and a 17-year royalty agreement based on produced tonnage. For years 3 through to 14 of production, there is a guaranteed minimum royalty of USD 1 million per year. Completion of the agreement is subject to receipt of all necessary regulatory approvals as well as board approvals from all parties. The sale is expected to conclude before the end of the financial year.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

For the nine months ended March 31, 2005

(Expressed in US dollars)

INTRODUCTION

This managements’ discussion and analysis (“MD&A”) provides detailed analysis of the financial condition and results of the operations of Crew Gold Corporation (the “Company”) and compares its results for both the quarter ended and the nine months ended March 31, 2004 with the respective periods of the previous year.  The MD&A should be read in conjunction with the Company’s Unaudited Consolidated Financial Statements for the nine months ended March 31, 2005 as well as the Company’s Audited Consolidated Financial Statements for the year ended June 30, 2004 and the notes thereto.  These have been prepared in accordance with generally accepted accounting principles in Canada.  All figures are in US dollars unless otherwise stated.

The effective date of this MD&A is May 13, 2005.

FORWARD LOOKING STATEMENTS

Certain information and statements in this discussion contain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The Company assumes no obligation to update or review them to reflect new events or circumstances.

HIGHLIGHTS:

- Proposed acquisition of Apex Mining Company, a Philippine based Gold Mining Company

- Granted exclusive title for two porphyry-molybdenite properties located in Norway, the

   Hurdal and Skrukkelia Mo projects

- Sale of Seqi Olivine Project

- Delivery of Campaign 4 Ore from Nalunaq

- Next shipment of Nalunaq Ore on target (June 2005)

- Resource expansion program at Nalunaq

- Application to be submitted for an on-site processing facility at Nalunaq (May 2005)

OVERVIEW

In line with Canadian GAAP, revenue is stated after deducting milling and refining costs. Revenue for the three-month period ended 31 March, 2005 is $4.8 million. Gross gold sales for the nine month period to date were $22.4 million and for the quarter were $6.0 million, stated before milling and refining costs.

Since the date of the last report, the focus at Nalunaq has been to initiate a program to expand the resource base. In 2004 Nalunaq bought two drilling rigs and has drilled 24 holes totalling 4,800 meters with these rigs over the past three months.  Drilling to date has confirmed a mineralized structure which implies a tonnage of approximately 500,000 tonnes of ore. The Company believes the continued planned drilling in the months to come has the potential to further double this area. Grade verification will take place through drifting and an independent verification of these results will be issued upon their completion. The size of the ore deposit in the Target Block, from where the company presently produces, is 560,000 tonnes.

Based on the resource expansion program, Nalunaq is preparing an application to the Greenlandic Authorities for the installation of a plant facility.  This application will be submitted shortly.  The possible suppliers of plant and equipment have been identified, and negotiations with potential engineers and contractors have been initiated.

Operating costs continued to be negatively affected by the decision to change mining methods and the decision to advance the development work at Nalunaq to facilitate a less cyclical and thus more stable and cost effective production.   The results of this and the purchase of new equipment to facilitate the mining method chosen began to be evident in March’s results and will be more fully seen in subsequent quarters. The major part of the development necessary for the remainder of the calendar year of production has now been done. By March cash costs had decreased to $215 per tonne of ore mined representing an anticipated cash cost per ounce of gold recovered of $260 per ounce.

The grades achieved in connection with production to date are consistent with the characteristics typical for a narrow vein high-grade deposit.  The deposit consists of several high grade “bands” typically holding grades of around 30 g/t or higher. Between these high grade bands, the grade can vary between 10-12 g/t up to 20 g/t. In practice this means that the grades achieved on a campaign by campaign basis can vary considerably and focus should be given to average grades over a longer time period.

Proposed acquisition of Apex Mining Company

Crew is please to report that the Apex Due Diligence has been substantially completed. Crew have informed the vendors of Apex’ shares that it intends to proceed with the purchase subject to the fulfilment of certain conditions. Crew expects the definitive agreement will be concluded shortly. This purchase will represent a major step toward Crew’s target of becoming a mid tier producer during 2006. Crew is looking to further increase its gold activities in the Philippines

Apex (AMCI) is listed on the Manila stock exchange.  Its principal asset is the Masara Gold Mine (“Masara”) in the south of Mindanao Island, which ceased production in March 2000. The mine was previously operated as a small-scale underground operation and has a treatment plant with the capacity to process 1,200 tonnes of ore per day. The processing plant is said by the Bureau of Mines and Geosciences (MGB), a government agency, to be in ‘good working condition’ although the Company would seek its rehabilitation and expansion of existing capacity.

According to the MGB, Masara has a gold reserve in the range of 500 - 600,000 tonnes at 9-10 grams/tonne (JORC) and an inferred resource of 1.7-1.9 million ounces at similar grades. The Company intends to perform an independent resource evaluation according to the Canadian standard NI 43-101 to confirm the MGB estimates.

The mineralization is contained within a series of epithermal gold veins, which have been mined to shallow depth. The mining license extends over an area of approximately 2,600 hectares and exploration below and outside the current underground development has been limited. The mineralized system is open at depth and along strike and Crew believes it has the potential to host a much larger gold resource, which can be mined through both open pit and underground operations.

The Company expects to bring the original mine and the treatment plant back into operation relatively quickly. It will also undertake a major exploration program in the surrounding area with a view to defining a significantly increased resource.

The Apex property also contains a copper-gold porphyry mineralization with promising potential. Drilling has revealed several open pittable deposits in a geological setting, which may lead to more discoveries. Independent studies conducted by the MGB have suggested a potential (Indicated-JORC) resource of approximately 85 million tonnes grading approximately 0.4 % copper and 0.4 g/t in these porphyry deposits.

The acquisition of a majority stake in Apex will further strengthen the Company’s presence in the Philippines, a country which it believes is one of the world’s most promising mineral provinces with significant development potential.  The Philippine government is now actively promoting the development of the mining industry as a key driver of the economy, which provides the Company with the framework and potential to create considerable shareholder value from its projects in the country.

Exclusive title for two porphyry-molybdenite properties located in Norway

On 12 January 2005, the Company reported that its fully owned subsidiary, Crew Minerals AS was granted the exclusive title for two porphyry-molybdenite properties located in the Oslo region, Norway, the Hurdal and Skrukkelia Mo projects.

Crew sees these projects as potentially being strategic assets in building Crew Minerals into an independent stand-alone company. The Hurdal project is the largest molybdenite deposit in Europe. Being located in a politically stable area and close to potential end users, this acquisition is viewed as a significant potential value driver for Crew.

Over the last few of years the Molybdenum (“Mo”) prices have increased from about 2.5 $/lb in the1990’s to 14 $/lb last year and further to 25-28 $/lb today and with a steadily increasing world-wide consumption. The development parallels that of nickel, and the demand for the metal is also strongly associated with the consumption in the stainless and specialty steel sectors. 1% Mo is equivalent to 3% Chrome (Cr) in steel alloys and stainless construction-steel types may contain 2-3% Mo. An increasing range of other metal alloys and non-metallurgical compounds are also making use of Mo, because of its characteristics and the fact that, unlike most other heavy metals, it has low toxicity.

The recognition of stockwork-type molybdenite mineralization led to the discovery of several significant porphyry-type Mo deposits in the Permian Igneous Province of the Oslo region, Norway, in the 1970’s. Several targets were drill tested along with the recognition of numerous prospects for Mo-mineralization. In Hurdal, some 9,000 meter drilling from 24 holes outlined a deposit, which potentially holds 200 million tonnes with an average grade of 0.2% MoS2. This data is derived from previous work and the Company considers these preliminary estimates only. The target is well defined by a pronounced magnetic low in the core of a composite granite stock. The Mo mineralization occurs in an intense fracture stockwork, where the highest grades are encountered in the potassic alteration zone that forms the core of a pervasive sericite alteration within the multiple intrusive granite-porphyry stock. The deposit has striking similarity with the world famous Climax and Henderson Moly deposits, both in size, grade and appearance.

The acquisition of the Hurdal Molybdenite deposit is part of Crew’s strategy to build further value into its fully owed subsidiary Crew Minerals AS, in parallel with its efforts to increase gold production in Crew Gold Corporation.  Crew Minerals has a different risk profile than Crew Gold where Crew Minerals has a stated strategy of seeking, in a relatively early phase of a project, an off-take agreement or industrial partner that carries the major financial and operational risk in its projects.  With the present demand and price situation of molybdenum the Hurdal project fits this strategy.  Mature discussions with a similar philosophy are taking place on the Mindoro Nickel Project and the Pamplona Sulphur project.

Sale of Shares in Seqi Olivine AS

On April 1, 2005 the Company announced that an agreement to sell all of its shares in Seqi Olivine A/S to Minelco AB had been signed on March 31, 2005. Minelco is a subsidiary of the Swedish industrial metals group LKAB. The purchase price consists of a cash payment of US $10 million to be paid upon closing and a 17-year royalty agreement based on produced tonnage. For years 3 through to 14 of production, there is a guaranteed minimum royalty of USD 1 million per year. Completion of the agreement is subject to receipt of all necessary regulatory approvals as well as board approvals from all parties. The sale is expected to conclude before the end of the financial year.

The agreement demonstrates immediate value from Crew Mineral’s non-gold project portfolio and its ability to capitalize on this. The Company believes its non-gold portfolio hold projects that can be realized with significant value in a short to mid-term time horizon, improving its financial position and creating resources to grow its core business.

Ongoing Production at Nalunaq

During the quarter the Company recorded sales of Nalunaq gold ore totaling $4.8 million (2004 - $Nil). For the nine month period revenues from sales of gold ore total $18.2 million (2004 - $Nil), all revenues are stated net of processing and refining costs. Since the start of commercial production at Nalunaq, approximately 58,000 ounces of gold have been recovered.

Production expenses of $5.3 million were recorded for the quarter (2004 - $Nil) and $15.1 million (2004 - $Nil) for the nine month period ended March 31, 2005.  These costs are in line with planned levels for the initial phase of production. By March, Nalunaq had achieved planned production costs of US$ 215 per tonne of ore produced.  The next shipment of ore is planned for June 2005.

For the first six months of operations, Nalunaq tested two different mining methods with the target of achieving a minimum dilution and minimum development. The evaluation process was concluded and the operation chose to proceed with the “long hole” method as this has given the best operational control particularly in relation to the minimization of dilution. In parallel with this a thorough study was concluded on the performance and suitability of the equipment used on site. As a result of this, new and more suitable equipment for the long hole method commenced arrival on site during the quarter.  The upgrade of equipment should be concluded by the end of the financial year.

Selected Quarterly Financial Information

Expressed in Thousands of US Dollars	March 31		December 31		September 30		June 30
	2005	2004	2004	2003	2004	2003	2004	2003

Mineral Sales	$4,804	$-	$ 5,755	$-	$ 7,685	$-	$-	$-
Cost of Production	(5,309)	-	(5,111)	-	(4,713)	-	-	-
Amortization	(1,360)	-	(1,216)	-	(1,170)	-	-	-
	$(1,865)	$-	$ (572)	$-	$ 1,802	$-	$-	$-
Expenses
Admin, Office & General	$2,086	$1,111	$1,554	$958	$1,503	$944	$1,866	$129
Professional Fees	315	74	224	328	133	110	185	277
Other (Income) Expenses	(250)	559	(2,046)	839	(494)	1,205	1,170	(2,673)

Net (Loss) Profit	(3,258)	(1,667)	(4,276)	(595)	(328)	151	(864)	(3,810)

Earnings per Share	$(0.02)	$(0.01)	$(0.03)	$-	$-	$-	$(0.01)	$(0.03)

Cash Flow from Operations	(6,911)	(2,619)	(1,975)	(787)	(381)	(287)	(4,926)	(1,928)

Cash & Cash Equivalents	10,230	5,791	18,559	9,933	628	15,245	1,994	3,253

Total Assets	90,620	94,306	93,374	71,081	77,428	67,754	74,376	50,831

Long Term Debt	26,744	19,966	27,898	15,585	14,123	15,721	14,048	-

Shareholders’ Equity	51,332	60,623	53,369	45,902	47,089	44,195	46,770	42,728

Over the last eight financial quarters shown above, the Company has focused on reducing costs and accelerating the development of its projects with demonstrable near term cash potential.  By March 31, 2005 the Company had completed development of its principle asset, Nalunaq Gold Mine and had established this as an operational gold mine.

The revenue stream from Nalunaq commenced in Q1 fiscal year 2005. In addition, the development of other projects in the Company’s portfolio continued.

OPERATIONAL REVIEWS

Nalunaq Gold Mine

Nalunaq Gold Mine is located in the Kirkespirdalen valley in Southern Greenland and is the first new mine in Greenland for over twenty years and the country’s first gold mine and was officially opened on August 26, 2004.

Commencement of Mining

In early 2004 work focused on ensuring the Mine complied fully with the requirements imposed by the Bureau of Minerals and Petroleum (“BMP”) for the granting of a Mining License. Nalunaq Gold Mine is the first mine to commence operations in Greenland in over twenty-five years and with no recent local precedence for the institution of a mining operation in the country, the permitting process took longer than anticipated.  This was finally concluded by the end of April.

Accounting Treatment

In line with Danish Accounting standards, the financial statements of Nalunaq Gold Mine AS (“NGM”), the subsidiary holding the investment in the project, will reflect fully the revenues from gold sales of the stockpiled ore less the costs of processing and shipping. At the Consolidated Company level, in accordance with Canadian generally accepted accounting principles, the valuation of the stockpile is included in the carrying value of the project.  Consequently the profits earned from the gold produced from the stockpiled ore included in the second shipment of the stockpile have been offset against the carrying value of the project and have not been recognized in the Consolidated Statement of Loss and Deficit for the period.  Details of these movements are given in Note 3 to the financial statements.

Project Finance

Crew provided loan financing for the final development of NGM.  The loan repayments to Crew are planned to commence before the completion of fiscal year 2005. Additionally, NGM is seeking to conclude a working capital facility to optimise the cash flow from the operation of the mine.

Seqi Olivine Deposit

On March 31, 2005, the Company announced that an agreement to sell all of its shares in Seqi Olivine A/S to Minelco AB has been signed. Minelco is a subsidiary of the Swedish industrial metals group LKAB and had funded the successfully Bankable Feasibility Study carried out on the project.

The purchase price consists of an up front cash payment of US$ 10 million to be paid upon closing and a 17-year royalty agreement based on produced tonnage. For years 3 through to 14 of production, there is a guaranteed minimum royalty of US$ 1 million per year. Completion of the agreement is subject to receipt of all necessary regulatory approvals as well as board approvals from all parties. The sale is expected to conclude by the end of Fiscal Year 2005.

The Company decided to sell its interests in Seqi Olivine AS as the agreement realizes significant value from its non-core portfolio of projects and the ability to capitalize on this. The project has realized significant value to the Company in a very short time-scale.  The proceeds from the sale will strengthen the Company’s liquid resources and will be utilized in progressing the development of the core businesses.

Mindoro Nickel Project

The Company has finalized plans to re-initiate both its resource and test work on the project.  It has identified additional test drilling and a radar survey which should confirm the lateral continuity of the resource and also prove to be an efficient method for defining the lower contacts of the resource.

The Company has also initiated discussions and proposed an equity participation with National Government Agencies and is working closely with them to ensure all local regulatory requirements are met together with all environmental and permitting issues regarding social acceptability. In addition to a very positive dialogue with the Government on taking an equity participation in the project, the Company has received expressions of interest from other potential industrial partners for the project. It is the intention of the Company that an industrial partner would finance the construction of the project leaving the Company with a minority holding.

Nickel prices are more than twice as high as 1998 when the pre-feasibility study for Mindoro was completed. At that time nickel prices were at a cyclic low. Even then, the Mindoro project was potentially profitable, and positioned at a low part of the cost curve for the industry. The project has a number of advantages, which outweigh its lower grade compared to some of the richest projects currently under development. The project has almost identical grade as several operating Australian deposits but a more attractive wet-limonite composition with better leach kinetics and higher recovery. The Company’s sulphur source in the Philippines (Pamplona) secures the project a fixed low cost of sulphuric acid, the largest cost component in processing of nickel laterite, for the life-of-mine.

Greenlandic Exploration Areas

On August 10, 2004 the Greenlandic authorities processed Crew’s application for an exclusive license of a new exploration area covering 284 square kilometres in South Greenland. The new area, named Akuliaruseq, holds a high potential for gold mineralization, as exemplified by the recent find of visible gold. The Akuliaruseq license is held entirely by Crew and is located north-west of its existing gold licenses of Nanortalik and Nalunaq.

In addition to this license, Crew also received a non-exclusive Prospecting License covering all of West Greenland. This license will allow the company to examine other potential mineral prospects from Cape Farewell in the South, to Washington Land in the North, without any further permitting and to claim exclusive licenses for these as required.

The Company is currently organizing a summer exploration Campaign which will commence prior to the end of the financial year.  This should last several months.

Nalunaq Exploration

Underground drillings have been completed to test areas, which had escaped previous testing during the underground exploration drifting. Some of these in the 400 and 450 levels confirmed lateral contacts of the resource and consequently allowed the mine design towards these borders to be refined.

In the South Block 8 holes were drilled into the down-dip extension of the 300 level from two drill pads located in the main haulage drift. The underground drilling samples have now been assayed in the Nalunaq Assay lab and the results revealed clear intercepts in all but one hole. The drilling suggests that the segments tested belong to  mineralized areas with strong potential for high grade spots.

The position of the mineralized segments suggest that it forms a down dip continuation of the established 300-level and the development of this area therefore is encouraging. A new drill program with 23 drill holes totaling 4,400 meters has been designed to expand on these results to include possible extensions towards the east and further down dip towards level-100 and sea level. This drilling will be initiated immediately, with a newly purchased drill, while the company is preparing for the mobilization of equipment and start of the underground drifting.

The initial work program has included drifting of 400 meter (horizontal) strike-development at each of levels -250 and -200 and with raises between these and level -300 at 50 m intervals. Also an access decline is included and the work is expected to be complete in about 6 months, allowing for a significant resource update. The completion time for drilling and explorations is a further 3-4 months.

Since the date of the last report, the focus on Nalunaq has been to initiate a program to expand the resource base.  It has been the stated intention of the Company to apply for an on-site processing and refining plant at Nalunaq should the resource base allow it.  Although the resource expansion program has not been concluded, the results are sufficiently encouraging to support the application to the Greenlandic Authorities for the installation of a plant facility at Nalunaq.  This application will be submitted shortly.  An on-site plant could materially improve the economics of the operations.

Ghana Concession

The Hwini-Butre gold concession (the “HB Gold Concession”) is a gold exploration project in south-western Ghana. Hwini-Butre Minerals Ltd. (“HBM”), a 100%-owned Ghanaian subsidiary of Crew Gold Corporation, owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd (“St Jude”), owns 49% of the HB Gold Concession.

During the year ended June 30, 2004, a judgement relating to a legal dispute instituted by HBM to finalize certain title disputes was unexpectedly issued against HBM. The judgement was appealed immediately to the Court of Appeal.

Management believes the judgement to be in error and is currently pursuing an appeal.  Management believes the appeal will be successful and consequently no impairment provision has been made against the carrying value of the Hwini-Butre gold concession.  At March 31, 2005 the carrying value of this investment was $2.4 million.

Negros Sulphur Project (Pamplona)

The current plan is to extract a bulk sulphur sample of 2,000 tonnes and ship this for testing. If testing is successful, work will commence on detailed mine planning and the required infrastructure of the proposed facility. In tandem negotiations with the identified industrial partner regarding the financing of the project should be concluded. This is in line with Crew’s strategy to develop selected minerals projects through securing market access and entering into strategic alliances with major industrial partners, who are also end users of the mineral in question.

A stand-alone sulphur operation at Pamplona will not compromise the potential future supply of sulphur to the Mindoro nickel project.

Barberton Mines Limited

Equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) have improved significantly over the quarter and to date this investment has contributed equity earnings of $0.7 million compared to a profit of $0.2 million for the same period on 2004.

The grades achieved from Barberton’s operations have improved in the quarter contributing to the much improved results.

Barberton has now cleared the expensive debt it had held since a Consortium, of which the Company is part, acquired the investment in June 2003.  This reduction in gearing and consequential interest savings has improved liquidity.  The result of this is the commencement of a monthly repayment of shareholder debt which commenced in February 2005.

It is expected these cash flows should increase as the cash flow impacts of increasing profitability are more fully  realized within Barberton.

RESULTS FOR THE QUARTER ENDED MARCH 31, 2005

Effective July 1, 2004 the Company changed its functional currency from the Canadian (“CAD”) dollar to the United States (“US”) dollar.  The change was necessary due to the fact that during the quarter ended September 30, 2004 the Nalunaq Gold Mine completed its development and commenced its commercial mining operations.

The Company achieved EBITDA for the nine months ended March 31, 2005 of $(0.8) million (2004 - $(0.7) million) and for the quarter ended March 31, 2005 $(1.1) million (2004 – ($1.0) million).

The net loss for the nine months ended March 31, 2005 was $8.0 million (2004 – loss of $2.0 million) and a net loss for the quarter was $3.3 million (2004 – loss of $1.7 million).

The results of the quarter were driven by activities at Nalunaq.  By March the operation had achieved planned production levels and costs per tonne of ore mined.  The grades achieved from the shipment made in the quarter, while in line with the characteristics of the gold structure in the operation, were lower than plan and consequently, the operation has incurred a loss for the quarter under review.

Central administration, office and general expenses for the quarter were $1.2 million (2004 - $1.1 million) and for the nine months ended March 31, 2005 were $2.4 million (2004 - $3.1 million), representing a reduction from the previous period of $0.7 million.  Mining administration, office and general expenses for the quarter were $0.9 million (2004 - $nil) and for the nine months ended March 31, 2005 were $2.8 million (2004 - $nil). This year on year increase is attributable to the commencement of commercial production of Nalunaq Gold Mine from July 1, 2004.

Interest and finance charges for the quarter were $0.8 million (2004 - $1.1 million) and for the nine month period were $3.5 million (2004 - $1.2 million).  These charges derived almost entirely from interest, amortization of financing costs and accretion charges arising from convertible bonds issued by the Company in the year ended June 30, 2004, and from new bonds issued by the Company in October 2004.

Included in interest and finance charges for the nine months ended March 31, 2005 are interest and finance charges relating to the new bond financing and also the negotiated conversion of the prior year bonds into 22,250,000 ordinary shares which took place in October 2004.  The Company paid $1.2 million to its convertible bondholders to induce them to convert their position.  This cost is reflected in the results for the period.  Without conversion, interest charges of approximately $2.2 million would have been payable over the remaining term of the bonds. The transaction has therefore resulted in a net saving of $1 million in interest.

Equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) for the quarter were a profit of $0.7 million (2004 - $0.1 million) and for the nine months ended March 31, 2005 were $0.7 million (2004 - $0.5 million). The hedge gains realized by Barberton in the previous financial year significantly reduced its debt burden.  With the improved results recorded for the quarter ended March 31, 2005, Barberton commenced cash flow to shareholder in February 2005.  The effects of this will be more fully seen in future quarter’s results

Included in earnings for the period ended March 31, 2004 were profits from Barberton and also interest earned on a loan advanced by the Company.  This loan was converted to preference share capital in December 2003.  A full six months of interest is reflected in Barberton’s earnings for 2004 and not in 2005.

During the period the Company continued to manage the reduction of its interests in the share capital of Metorex Limited (“Metorex”) and realized further profits from the sale.

"EBITDA" is a non-GAAP measure of performance that describes our earnings before interest, taxes, depreciation, and amortization. EBITDA is not a defined term under Canadian generally accepted accounting principles, nor does it have a standard, agreed upon meaning. As such, EBITDA may not be directly comparable to EBITDA reported by other similar issuers.  “Gross gold sales” is a non GAAP measure derived from ounces produced from processing multiplied by the then current gold price.  EBITDA and gross gold sales are not defined terms under Canadian generally accepted accounting principles, nor does they have a standard, agreed upon meaning.  As such, EBITDA and gross gold sales may not be directly comparable to EBITDA and gross gold sales reported by other similar issuers.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005, the Company’s main source of liquidity was cash of $10.2 million (June 30, 2004 - $2.0 million).  At March 31, 2005, the Company’s consolidated working capital comprising, debtors, stocks, marketable securities and accounts payable was $5.1 million (June 30, 2004 - $0.8 million).

During the quarter the Company utilized $6.9 million in cash from operating activities compared to utilization of cash of $2.6 million for the quarter ended March 31, 2004. The net loss of $3.3 million for the quarter (2004 - $1.7 million) includes non-cash equity profits from the investment in Barberton of $0.7 million (2004 - $0.1 million).

For the nine month period ended March 31, 2005 the Company utilized cash of $11.5 million compared to $3.1 million for the same period in 2004.

With respect to changes in working capital, the primary source of cash was the bond issued in the nine month period which resulted in net proceeds of $23.7 million.

During the quarter ended March 31, 2005 $3.0 million (2004 - $2.4 million) was spent on advancing the Company’s exploration and development properties.  Of this total, $2.7 million (2004 - $2.3 million) was incurred in the capital and development projects for Nalunaq.

For the nine months ended March 31, 2005, $7.6 million (2004 - $15.6 million) was spent on exploration and development projects. Of this total $7.0 million (2004 - $15.1 million) was incurred on Nalunaq’s capital and development projects.

The Company, recognising the importance of a strong treasury position, secured and drew down a senior unsecured bond loan of NOK 150 million ($23.7 million) with a fixed interest rate of 9.5%. The loan was drawn down on 27 October 2004 and will be repaid on 27 October 2009. The Company may redeem the loan in October 2007 at a price of 103.0% and in October 2008 at a price of 101.5%.

The Company does not, at present, undertake any trading activity in financial instruments.

The Company had total assets of $90.6 million at March 31, 2005 (June 30, 2004 - $74.4 million) and shareholders’ equity of $51.3 million (June 30, 2004 - $46.8 million).

SHARE CAPITAL

The authorized share capital at March 31, 2005 was 500,000,000 common shares without par value.  At March 31, 2005 the Company had 175,386,516 shares in issue with a value of $130,523,631.

The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 15,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted.  The options are generally exercisable for up to five years from the date of grant.  At March 31, 2005, there were 2,233,500 options available for grant

At March 31, 2005, there were 5,305,000 share options outstanding at an average weighted price of $0.50 each.  All options outstanding relate to Directors and employees.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived there-from is included in Note 2 to the annual Consolidated Financial Statements for the year ended June 30, 2004. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies, and the estimates derived there-from, have been identified as being critical:

- Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

- Depletion and Depreciation of Property, Plant and Equipment;

- Reclamation and Remediation Obligations;

- Income Taxes

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Company undertakes a review every year to evaluate the carrying values of operating mines and other mineral property interests. A life-of-mine cash flow for each remaining year is prepared based on management’s estimates of remaining mine reserves and grade, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of mine life. For each mining project, the carrying value is compared to the estimated future discounted cash flows and any excess is written down against operations.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of- production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $0.5 million discounted future value estimated by the Company at March 31, 2005.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

RISKS AND UNCERTAINTIES

Introduction

The Company its operations and projects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in mining operations and the acquisition, exploration and development of mineral properties. These risk factors could materially affect the Company’s future operating results and cause actual future events to differ materially from those described in forward-looking statements. The following outline the principle risks and uncertainties relating to the business.  For full details please refer to the Company’s Form 20-F which is hereby incorporated by reference.

- Exploration, Development and Operating Risk

- Insurance and Uninsured Risks

- Environmental Risks and Hazards

- Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

- Uncertainty Relating to Inferred Mineral Resources

- Additional Ore and Mineral Reserves

- Competition

- Additional Financing

- Commodity Prices

- Commodity Hedging

- Exchange Rate Fluctuations

- Government Regulation

- Foreign Operations

- Acquisition Strategy

- Associated Companies

- Market Price of Stock

- Dependence on Key Personnel

Contractual obligations

Contractual obligations for capital expenditure and other liabilities at March 31, 2005 and June 30, 2004 are $ Nil.

The Company is committed to non-cancellable future operating lease payments as follows:

All figures in thousands of US dollars	2005	2004

Within one year	83	207
Total	83	207

OUTLOOK

In the last two years Crew has made significant progress with its strategy of ensuring that assets with a near term cash flow potential are brought into production, while non-core assets are sold or brought into joint ventures to release their intrinsic values. The Company is now poised for growth with a target of becoming a mid-tier gold producer during the calendar year of 2006.  In line with plan, the next shipment of Nalunaq ore has been scheduled for early June 2005.

On February 1, 2005 Crew, with affiliated local partners, reported an agreement to acquire 72.5% of Apex Mines in the Philippines. This acquisition will strengthen Crew’s position in a rapidly growing mining market in the Philippines. Furthermore the acquisition of Apex, with a designed 1200 t/d of milling capacity, will facilitate Crew’s progress to becoming a mid-tier gold producer during 2006. The present plan is to increase the milling capacity to 2000 t/d  during 2006. A number of used mills have been identified and are under consideration. The initial due diligence indicates that  the Apex properties have an  exploration potential considerably beyond the resources currently defined and opens up the possibility for a further production expansion over time.

Barberton ends the quarter with significantly improved results and having cleared expensive local debt and interest payments has now established a regular cash flow back to the Company.

A series of exploration programs will be established for the other Greenlandic gold concessions where Crew has an interest.  These are planned to commence in June 2005.

Other non-gold interests

It is expected that subject to local and other regulatory approvals being received, the Company will dispose its interest in Seqi Olivine AS by the end of the current fiscal year for proceeds of $10 million plus royalties to be received.  This will create a source of immediate additional liquidity which the Company will utilise to accelerate the development and enhancement of its core-assets.

The Company continues to, work toward industrial partnerships on non-gold projects with a longer time horizon. This is in particular the case for the Mindoro Nickel Project (“MNP”) where the fundamental framework both politically and industrially has improved materially over the last 6-12 months. MNP is a very large project that, when brought into production, will have a major impact on the Island of Mindoro and the surrounding regions. Crew is developing a strategy that has strong local foundation, possibly with governmental and or provincial equity participation.  MNP must also find a strong industrial partner, preferably an off take or end user with the necessary financial strength to take the project into production. A number of discussions on possible paths forward are in progress and the Company is optimistic that it will develop a long-term viable arrangement among all interested stakeholders within the current fiscal year. A financial advisor has been appointed to assist the Company in finalizing the negotiations.

On January 12, 2005, the Company’s wholly owned subsidiary, Crew Minerals AS was granted, at no cost, the exclusive title for two porphyry-molybdenite prosepects located in the Oslo region, Norway, the Hurdal and Skrukkelia Mo project’s. The Hurdal deposit is the largest molybdenite deposit in Europe.  Crew is now planning further development and also seeking an industrial partnership to commence the development of this project. Crew sees these projects as major strategic assets to building Crew Minerals further into an independent company.